UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Airship AI Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

008940 108

(CUSIP Number)

Samuel Gloor

445 Park Avenue, 9th Floor

New York, NY 10022

(917) 969-9250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 008940 108

1	NAME OF REPORTING PERSONS Byte Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 008940 108

1	NAME OF REPORTING PERSONS Byte Holdings GP Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 008940 108

1	NAME OF REPORTING PERSONS Vadim Komissarov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 325,788 (1)(4)
	8	SHARED VOTING POWER 0 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 325,788 (1)(4)
	10	SHARED DISPOSITIVE POWER 0 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,788 (1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(6)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 008940 108

1	NAME OF REPORTING PERSONS Kobi Rozengarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,983 (1)(5)
	8	SHARED VOTING POWER 0 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 309,983 (1)(5)
	10	SHARED DISPOSITIVE POWER 0 (1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,983 (1)(2)(3)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(6)
14.	TYPE OF REPORTING PERSON IN

(1)	In connection with the consummation of the transactions contemplated by the Merger Agreement, dated as of June 27, 2023, as amended on September 22, 2023 (the “Merger Agreement”), by and among BYTE Acquisition Corp. (“BYTE”), BYTE Merger Sub, Inc., and Airship AI Holdings, Inc. (“Airship AI”) (the transactions contemplated thereby, the “Business Combination”), on December 20, 2023, BYTE domesticated as a Delaware corporation (the “Domestication”) and changed its name to Airship AI Holdings, Inc., and on December 21, 2023, Airship AI merged with and into BYTE Merger Sub, Inc. In connection with the Domestication, BYTE’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), were automatically converted into shares of common stock, par value $0.0001 per share (the “Common Stock”), on a one-for-one basis and BYTE’s warrants to purchase Class A Shares (the “SPAC Warrants”) automatically became warrants to purchase Common Stock (the “Warrants”).

(2)	On December 20, 2023, immediately prior to the Domestication, (i) Byte Holdings LP (the “Sponsor”) distributed an aggregate of 8,542,868 Class A Shares and 515,000 SPAC Warrants to its limited partners, pro rata, for no consideration in accordance with the terms of the Sponsor’s limited partnership agreement and (ii) forfeited 1 Class B ordinary share, par value $0.0001 per share (“Class B Share”) of BYTE held by it. On December 21, 2023, in connection with the completion of the Business Combination, the Sponsor forfeited 1,150,000 shares of Common Stock held by it. Following such transactions, the Sponsor holds 0 shares of Common Stock and 0 Warrants.

(3)	Byte Holdings GP Corp. is the general partner of the Sponsor, and Kobi Rozengarten and Vadim Komissarov are the sole directors of Byte Holdings GP Corp. and share voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Each of Byte Holdings GP Corp., Mr. Rozengarten and Mr. Komissarov disclaims beneficial ownership of the securities held directly by the Sponsor reported herein, except to the extent of such person’s pecuniary interest therein, if any.

(4)	Mr. Komissarov is a limited partner of the Sponsor and on December 20, 2023, immediately prior to the Domestication, as a result of the Sponsor’s pro rata distribution, Mr. Komissarov received 320,788 Class A Shares and 5,000 SPAC Warrants distributed by the Sponsor and now owns such securities directly. Following the completion of the Business Combination, beneficial ownership represents 325,788 shares of Common Stock, including 5,000 shares of Common Stock issuable upon the exercise of 5,000 Warrants. Each Warrant is exercisable to purchase one share of Common Stock at an initial exercise price of $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Business Combination and expires five years after the completion of the Business Combination or earlier upon redemption pursuant to the terms of the Warrants.

(5)	Mr. Rozengarten is a limited partner of the Sponsor and, on December 20, 2023, immediately prior to the Domestication, as a result of the Sponsor’s pro rata distribution, Mr. Rozengarten received 309,983 Class A Shares distributed by the Sponsor and now owns such securities directly. Following the completion of the Business Combination, beneficial ownership represents 309,983 shares of Common Stock.

(6)	Based on 27,279,103 shares of Common Stock outstanding as of December 21, 2023, following the completion of the Business Combination. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all shares subject to Warrants held by such person or entity were deemed outstanding if such Warrants are currently exercisable or become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

SCHEDULE 13D

This Amendment No. 3 (the “Amendment”) supplements the information set forth in the Schedule 13D (the “Schedule 13D”) filed with the United States Securities and Exchange Commission (the “SEC”) on January 12, 2022, as amended on August 21, 2023 and September 27, 2023, by Byte Holdings LP (the “Sponsor”), Byte Holdings GP Corp. (“Sponsor GP”), Vadim Komissarov, and Kobi Rozengarten (collectively, the “Reporting Persons”), relating to the Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), of BYTE Acquisition Corp. (“BYTE”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 1 and 5 of Schedule 13D are amended and restated as follows and Items 3, 4, and 6 of Schedule 13D are supplementally amended as follows. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

ITEM 1.	SECURITY AND ISSUER

This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Airship AI Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8210 154th Ave NE, Redmond, WA 98052.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As previously disclosed, on June 27, 2023, BYTE entered into a Merger Agreement (as amended on September 22, 2023, the “Merger Agreement”) with BYTE Merger Sub, Inc., a Washington corporation and a direct, wholly-owned subsidiary of BYTE (“Merger Sub”) and Airship AI Holdings, Inc., a Washington corporation (“Airship AI”), pursuant to which, (i) on December 20, 2023, BYTE domesticated as a Delaware corporation (the “Domestication”) and (ii) on December 21, 2023, Merger Sub merged with and into Airship AI, with Airship AI surviving as a wholly-owned subsidiary of BYTE (the “Merger” and together with the Domestication, the “Business Combination”). In connection with the Business Combination, BYTE was renamed “Airship AI Holdings, Inc.”, the Class A Shares were automatically converted into shares of Common Stock on a one-for-one basis, and BYTE’s warrants to purchase Class A Shares (the “SPAC Warrants”) automatically became warrants to purchase Common Stock (the “Warrants”). Further, BYTE’s units to purchase Class A Shares and SPAC Warrants were automatically separated into their component parts and the units were de-listed and deregistered from Nasdaq.

Immediately prior to the Business Combination, the Reporting Persons beneficially owned 9,692,868 Class A Shares, 1 Class B ordinary share, par value $0.0001 per share (“Class B Share”), and 515,000 SPAC Warrants.

At the closing of the Business Combination, the Reporting Persons completed the following transactions:

(i)	On December 20, 2023, immediately prior to the Domestication, the Sponsor distributed an aggregate of 8,542,868 Class A Shares and 515,000 SPAC Warrants, pro rata, to its limited partners pursuant to the terms of the Sponsor’s limited partnership agreement, which includes (w) 750,555 Class A Shares initially issued in BYTE’s initial public offering and purchased by the Sponsor pursuant to the previously disclosed Non-Redemption Agreement, (x) 2,600,000 Class A Shares, which were used to incentivize non-redemptions and financings pursuant to the previously disclosed Parent Support Agreement, (y) 4,822,312 Class A Shares, and (z) 1,030,000 Class A Shares and 515,000 SPAC Warrants initially purchased by the Sponsor as part of the private placement units.

(ii)	On December 20, 2023, immediately prior to the Domestication, the Sponsor forfeited 1 Class B Share to the Issuer for no consideration pursuant to the terms of the Merger Agreement.

(iii)	On December 21, 2023, concurrently with the consummation of the Business Combination, the Sponsor forfeited 1,150,000 shares of Common Stock to the Issuer for no consideration, which includes 1,000,000 shares required to be forfeited pursuant to the Parent Support Agreement, dated as of June 27, 2023, by and among the Sponsor, BYTE, and Airship AI (the “Parent Support Agreement”).

Following such transactions, the Sponsor and Sponsor GP hold no shares of Common Stock and no Warrants.

Following such transactions, Vadim Komissarov directly holds an aggregate of 320,788 shares of Common Stock and 5,000 shares of Common Stock issuable upon the exercise of 5,000 Warrants as a result of the Sponsor’s pro rata distributions to its limited partners. Of such securities, 310,788 shares of Common Stock are subject to transfer restrictions for a period of six months following the completion of the Business Combination pursuant to the Parent Support Agreement and 10,000 shares of Common Stock and 5,000 Warrants are subject to transfer restrictions for a period of one month following the completion of the Business Combination pursuant to the terms of the previously disclosed Letter Agreement.

Following such transactions, Kobi Rozengarten directly holds an aggregate of 309,983 shares of Common Stock as a result of the Sponsor’s pro rata distributions to its limited partners. Such shares are subject to transfer restrictions for a period of six months following the completion of the Business Combination pursuant to the Parent Support Agreement.

The foregoing descriptions of the transactions occurring in connection with the closing of the Business Combination are qualified in their entirety by reference to the Merger Agreement, Non-Redemption Agreement, Parent Support Agreement, and Letter Agreement, which are attached as exhibits hereto.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons disposed of or acquired beneficial ownership of the securities described in this Amendment in connection with the closing of the Business Combination. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock and/or Warrants, selling some or all of its shares of Common Stock and/or Warrants, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) The information set forth in the facing pages of this Amendment with respect to the beneficial ownership of the Reporting Persons is incorporated by reference into this Item 5. References to percentage ownership of Common Stock in this Amendment are based upon 27,279,103 shares of Common Stock outstanding as of December 21, 2023, following the completion of the Business Combination.

(b) The Sponsor and Sponsor GP own no shares of Common Stock of the Issuer.

Vadim Komissarov owns and has sole power to vote and dispose of an aggregate of 325,788 shares of Common Stock, which includes 5,000 shares of Common Stock issuable upon the exercise of 5,000 Warrants, resulting in an aggregate percentage of beneficial ownership of 1.2%.

Kobi Rozengarten owns and has sole power to vote and dispose of an aggregate of 309,983 shares of Common Stock, resulting in an aggregate percentage of beneficial ownership of 1.1%.

(c) Except for the transactions described in Items 3 and 4 of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) As of December 21, 2023, after giving effect to the transactions described in this Amendment, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock. As such, this Amendment is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3, 4 and 5 of this Amendment is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
2*	Letter Agreement, dated March 18, 2021, by and among the Company, its executive officers, its directors and Byte Holdings LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 23, 2021 (File No. 001-40222)).
4*	Non-Redemption Agreement, dated as of August 1, 2023, by and among BYTE Acquisition Corp., Byte Holdings LP, and Airship AI Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 2, 2023).
5*	Parent Support Agreement, dated as of June 27, 2023, by and among Byte Holdings LP, BYTE Acquisition Corp. and Airship AI Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 27, 2023).
11*	Joint Filing Agreement by and among the Reporting Persons.

*	Previously Filed.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

BYTE HOLDINGS LP
By: Byte Holdings GP Corp., its general partner

By:	/s/ Vadim Komissarov
Name:	Vadim Komissarov
Title:	Director

Byte Holdings GP Corp.

By:	/s/ Vadim Komissarov
Name:	Vadim Komissarov
Title:	Director

Vadim Komissarov

By:	/s/ Vadim Komissarov
Name:	Vadim Komissarov

Kobi Rozengarten

By:	/s/ Kobi Rozengarten
Name:	Kobi Rozengarten